Filed by Quintiles Transnational Holdings Inc.

pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: IMS Health Holdings, Inc.

Commission File No.: 001-36381

The following is the script for the accompanying presentation by the chief executive officer to management of Quintiles Transnational Holdings Inc.:

Cautionary Statements Regarding Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the potential timing or consummation of the proposed transaction or the anticipated benefits thereof, including, without limitation, future financial and operating results. IMS Health and Quintiles caution readers that these and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to risks and uncertainties related to (i) the ability to obtain shareholder and regulatory approvals, or the possibility that they may delay the transaction or that such regulatory approval may result in the imposition of conditions that could cause the parties to abandon the transaction, (ii) the risk that a condition to closing of the merger may not be satisfied; (iii) the ability of IMS Health and Quintiles to integrate their businesses successfully and to achieve anticipated cost savings and other synergies, (iv) the possibility that other anticipated benefits of the proposed transaction will not be realized, including without limitation, anticipated revenues, expenses, earnings and other financial results, and growth and expansion of the new combined company’s operations, and the anticipated tax treatment, (v) potential litigation relating to the proposed transaction that could be instituted against IMS Health, Quintiles or their respective directors, (vi) possible disruptions from the proposed transaction that could harm IMS Health’s or Quintiles’ business, including current plans and operations, (vii) the ability of IMS Health or Quintiles to retain, attract and hire key personnel, (viii) potential adverse reactions or changes to relationships with clients, employees, suppliers or other parties resulting from the announcement or completion of the merger, (ix) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect IMS Health’s and/or Quintiles’ financial performance, (x) certain restrictions during the pendency of the merger that may impact IMS Health’s or Quintiles’ ability to pursue certain business opportunities or strategic transactions, (xi) continued availability of capital and financing and rating agency actions, (xii) legislative, regulatory and economic developments and (xiii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the joint proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IMS Health’s or Quintiles’ consolidated financial condition, results of operations, credit rating or liquidity. Neither IMS Health nor Quintiles assumes any obligation to provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, IMS Health and Quintiles will be filing documents with the Securities and Exchange Commission (“SEC”), including the filing by Quintiles of a registration statement on Form S-4, and Quintiles and IMS intend to mail a joint proxy statement regarding the proposed transaction to their respective shareholders that will also constitute a prospectus of Quintiles. After the registration statement is declared effective, IMS Health and Quintiles plan to mail to their respective shareholders the definitive joint proxy statement/prospectus and may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which IMS Health or Quintiles may file with the SEC. Investors and security holders of IMS Health and Quintiles are urged to read the registration statement, the joint proxy statement/prospectus and any other relevant documents, as well as any amendments or supplements to these documents, carefully and in their entirety when they become available because they will contain important information. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by IMS Health and Quintiles through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of IMS Health or Quintiles at the following:

IMS Health	Quintiles

ir@imshealth.com	InvestorRelations@quintiles.com
+1.203.448.4600	+1.919.998.2590
Investor Relations	4820 Emperor Boulevard
83 Wooster Heights RD	PO Box 13979
Danbury, CT, 06810	Durham, North Carolina 27703

Participants in the Solicitation

IMS Health, Quintiles and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction and related matters. Information regarding IMS Health’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in IMS Health’s Form 10-K for the year ended December 31, 2015 and its proxy statement filed on February 22, 2016, which are filed with the SEC. Information regarding Quintiles’ directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Quintiles’ Form 10-K for the year ended December 31, 2015 and its proxy statement filed on March 21, 2016, which are filed with the SEC. Additional information will be available in the registration statement on Form S-4 and the joint proxy statement/prospectus when they become available.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Script

•	Thank you for joining the call at short notice.

Slide 3

•	As you may have seen, Quintiles and IMS Health (link to press release) plans to combine our two companies in a merger of equals, creating a new organization, Quintiles IMS.

•	This merger brings together the deep therapeutic and scientific expertise of Quintiles with the information-powered technology services of IMS Health to create a truly differentiated suite of solutions to improve our customers’ probability of success.

•	Ari Bousbib, current chairman and CEO of IMS Health will serve as the Chairman and CEO. Tom Pike will be named as Vice Chairman and Dr. Dennis Gillings will serve as Lead Director of the combined company.

•	The new company will maintain joint headquarters, one in RTP, and one in Danbury, CT.

•	This merger is a landmark in our continued growth journey, growth that aligns everyone’s interests – clients, employees, shareholders and ultimately patients.

•	I realize that this news will be a surprise for many of you so I want to step through the news to enable you to lead the organization through this change.

Slide 4

•	Many of you may not know IMS Health well although the IHS team will know them well. IMS Health is a leading provider of mission-critical information and technology-enabled services to the life sciences industry. Founded in 1954, IMS Health is the original “big data” company and global gold standard in healthcare.

•	On a 2015 pro forma basis this transformational merger of equals creates a combined company with:

•	a 17.6 billion dollar market capitalization and over 23 billion dollar enterprise value,

•	7.2 billion dollars of annual revenues,

•	1.7 billion dollars of annual Adjusted EBITDA, and

•	Strong free cash flow generation with Unlevered Free Cash Flow at 1.3 billion dollars

•	The combined entity also creates significant value. We have already proven the power of working with IMS Health in the last year on a global Real-World Evidence collaboration to drive late-stage clinical research that we announced last October.

Slide 5

•	When complete, this merger brings together two complementing, best-in-class businesses.

•	You already know us. We are the world’s largest provider of biopharmaceutical development services and commercial outsourcing services, having reported revenue of 4.3 billion dollars and Adjusted EBITDA of 819 million dollars in 2015.

•	IMS Health is a leading provider of mission-critical Information and Technology-enabled Services to Life Sciences.

•	Its 2015 reported revenue was 2.9 billion dollars and Adjusted EBITDA was 886 million dollars.

•	IMS Health has been in business for more than 60 years.

•	It is the original “big data” company, and the global gold standard in healthcare.

•	With more than 85 percent coverage in global pharmaceutical sales, it has more than 15 Petabytes of unique data and captures a vast array of structured and unstructured data from over 100,000 suppliers worldwide.

•	It has one of the largest IT infrastructures in healthcare globally, and processes more than 55 billion healthcare transactions annually.

•	It has just over 15,000 employees serving clients in more than 100 countries.

•	So as you can see, very complementary businesses and service profile.

Slide 6

•	Just a little more detail about the combined employee teams.

•	We would have more than 1,200 healthcare informatics experts, 1,100 medical doctors and 1,050 PhDs and about 850 biostatisticians and statistical programmers will combine scientific and analytical expertise to drive real world evidence engagement globally.

•	We would have more than 7,000 employees in commercial services and 3,000 offshore delivery professionals from IMS Health who will help drive commercial operations efficiencies together with our 6,700 sales representatives.

•	Our combined team of 50,000 strong creates a strategic partner for clients, addressing their needs with global support and local execution.

•	I realize that some may be worried about job continuity as a result of this merger. While I can understand the natural concern, this is a growth move with two best-in-class companies with very little overlap. So we think that in most cases, it should lead to no change or greater opportunities for employees.

Slide 7

•	So why are we doing this? Our customers are facing some major challenges.

•	First, there is increasing pressure to improve the productivity of the more than 140 billion dollars of annual biopharmaceutical spend in Research and Development activities, where according to Tufts, the cost to develop an approved drug has increased 34% since 2010, and the clinical success rate from IND Filing to Approval is 11.3%. With smaller and more stratified patient pools and increasing complexity of clinical trial designs driving longer studies, the need for further innovation in clinical trial execution is paramount. Speed to market is critical, and there is 10 to 50 million dollars of estimated lost product revenue for each month of delay in regulatory approval at an individual product level.

•	Second, there is an increasing need to demonstrate the value of medicines and measure outcomes. There is an estimated 500 billion dollars of global annual savings available from more responsible use of medicines, which includes better adherence, reduction of fraud and abuse, and prevention.

•	In addition, healthcare stakeholders are rightly demanding continuous evidence of treatment value to warrant access and to determine appropriate pricing. We have witnessed this in European markets, where the Health Technology Assessment bodies have been increasing rejection rates for new drugs and with managed care and PBMs in the United States

•	Furthermore, we see a need for a fact-informed discussion between healthcare stakeholders. This “connected healthcare” market requires the same data and scientific methods that we are applying to life sciences today. For example, these capabilities will support changes in healthcare payment schemes like pay for value or outcome.

•	Third, our clients also need to run their commercial and field operations more efficiently even as the healthcare marketplace and stakeholder mix becomes more complex. Our clients are migrating from expensive, cumbersome, and disconnected commercial infrastructures towards low cost, interoperable, pre-integrated, cloud-based applications. In addition, commercial execution outsourcing, both outsourced analytics and contract sales, continues to be an important part of life sciences organizations’ efforts to better optimize their commercial capital.

•	By combining Quintiles and IMS Health’s capabilities we will bring to market game-changing solutions to help our clients solve these challenges.

Slide 8

•	Given that backdrop, these are the kinds of solutions we would be able to create.

•	Just a word on the term “Smarter CRO,” you will see that in the investor communications as it will help this audience understand the concept of adding the wealth of the IMS Health data to our clinical development services to unlock insights at a level of granularity that would not be otherwise possible.

•	We know we are already seen as the industry thought leader with the most “smarts.”

•	With that said, we plan to empower our clinical development with IMS Health expansive data assets and enabling technologies. We will improve clinical trial design, accelerate recruitment and drive efficiency in clinical trial execution.

•	In response to the markets requirement for ongoing demonstration of value and outcomes we will bring a truly differentiated set of Real World Evidence capabilities. We will facilitate a seamless transition from clinical study execution, to market access, to launch excellence. By combining a leading portfolio of anonymous patient records, technology-enabled data collection, leading observational research specialists and advisory services from both organizations the merged entity will help address critical healthcare issues of cost, value, and patient outcomes.

•	This merger will expand our complementary commercial capabilities to serve as execution partner across technology, analytics, sales operations, and field force. This continues the great progress both organizations have made independently and brings together these capabilities to create a technology-enabled commercial partnership.

Finally, our combined organization will immediately benefit from complementary client relationships where both organizations have a strong history of creating value.

Slide 9

•	Let’s talk a little about customers.

•	It would include small and mid-size biopharma, consumer health, medical technologies, payor/provider organizations, and governments.

•	Clearly, there are impressive statistics around the combined client coverage.

•	Both organizations’ collective commercial sales model is complementary, with IMS Health and Quintiles each bringing a set of stable relationships, account coverage, and revenue mix.

Slide 10

•	Now from customers to market opportunity.

•	Again, I’ll repeat, this merger is intended to drive growth and here you can see it brings significant growth potential

•	This market opportunity is more than $230 billion and has an annual growth rate of 6 to 8 percent. It is made up of three segments that align to our combined capabilities:

•	Product Development today represents approximately 100 billion dollars in life science spend

•	Real World Evidence and connected healthcare is more than 80 billion dollars. This includes a significant patient engagement and a payer/provider segment that our combined company is now more fully equipped to pursue, and

•	Technology Enabled Commercial Operations which is more than 50 billion dollars across contract sales, information technology and related commercial operations.

Slide 11

•	To wrap up, I’ll summarize and share next steps.

•	Today, we announced the merger of Quintiles and IMS Health.

•	This merger is intended to drive growth, creating differentiated solutions for clients, continued and new professional opportunities for employees, and enable us to continue to make a meaningful impact in the pursuit of a healthier world.

•	We expect the merger to be completed in the second half of 2016 after customary regulatory reviews and shareholder approvals.

•	Until that time, we must continue to operate separately.

•	In the coming weeks we will begin integration planning to determine how we leverage our respective strengths and best serve our clients together.

•	While we are looking forward to exploring all the future opportunities with IMS Health, we need to deliver in the present. There will be no immediate changes.

•	We must remain absolutely focused on service and project delivery. Quality remains job number one.

•	We must stay focused on our customers and business development.

•	From a leadership perspective, you should be aware that we must have very disciplined communications as part of this process.

•	Our company communications, even internal presentations like this call, must be filed publicly with the SEC.

•	So it’s important for our leadership team to only use the provided materials, both internally and externally. Later this morning, an iQ site will go live with information. Please review these materials so you can answer questions you may receive.

•	The EC will be provided with materials for external communications so please let your respective member know if you need to communicate externally.

•	There will be ongoing communications as the process continues.

•	That’s all we can share today. Again, I thank you for joining today’s call at short notice and appreciate your leadership as we continue to lead Quintiles on our growth journey together.

•	Thank you.

Filed by Quintiles Transnational Holdings Inc.

pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: IMS Health Holdings, Inc.

Commission File No.: 001-36381

The following is a presentation by the chief executive officer to management of Quintiles Transnational Holdings Inc.:

Quintiles announces Merger with IMS Health Overview for leaders May 3, 2016 For internal use only

Cautionary Notes on Forward Looking Statements This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate such transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations and other conditions to the completion of the merger, (ii) the ability of IMS Health and Quintiles to integrate the business successfully and to achieve anticipated synergies, risks and costs, (iii) potential litigation relating to the proposed transaction that could be instituted against IMS Health, Quintiles or their respective directors, (iv) the risk that disruptions from the proposed transaction will harm IMS Health’s or Quintiles’ business, including current plans and operations, (v) the ability of IMS Health or Quintiles to retain and hire key personnel, (vi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, (vii) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect IMS Health’s and/or Quintiles’ financial performance, (viii) certain restrictions during the pendency of the merger that may impact IMS’s or Quintiles’ ability to pursue certain business opportunities or strategic transactions, (ix) continued availability of capital and financing and rating agency actions, (x) legislative, regulatory and economic developments and (xi) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the joint proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IMS Health’s or Quintiles’ consolidated financial condition, results of operations, credit rating or liquidity. Neither IMS Health nor Quintiles assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Important Information About the Transaction and Where to Find It In connection with the proposed transaction, IMS Health and Quintiles will be filing documents with the Securities and Exchange Commission (“SEC”), including the filing by Quintiles of a registration statement on Form S-4, and Quintiles and IMS intend to mail a joint proxy statement regarding the proposed transaction to their respective shareholders that will also constitute a prospectus of Quintiles. After the registration statement is declared effective, IMS Health and Quintiles plan to mail to their respective shareholders the definitive joint proxy statement/prospectus and may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which IMS Health or Quintiles may file with the SEC. Investors and security holders of IMS Health and Quintiles are urged to read the registration statement, the joint proxy statement/prospectus and any other relevant documents, as well as any amendments or supplements to these documents, carefully and in their entirety when they become available because they will contain important information. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by IMS Health and Quintiles through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of IMS Health or Quintiles at the following: IMS Health Quintiles ir@imshealth.comInvestorRelations@quintiles.com +1.203.448.4600+1.919.998.2590 Investor Relations4820 Emperor Boulevard 83 Wooster Heights RDPO Box 13979 Danbury, CT, 06810Durham, North Carolina 27703 Participants in the Solicitation IMS Health, Quintiles and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction and related matters. Information regarding IMS Health’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in IMS Health’s Form 10-K for the year ended December 31, 2015 and its proxy statement filed on February 22, 2016, which are filed with the SEC. Information regarding Quintiles’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Quintiles’s Form 10-K for the year ended December 31, 2015 and its proxy statement filed on March 21, 2016, which are filed with the SEC. Additional information will be available in the registration statement on Form S-4 and the joint proxy statement/prospectus when they become available. No Offer or Solicitation This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Note on Non-GAAP Financial Measures Non-GAAP results, such as combined adjusted EBITDA, unlevered free cash flow and gross debt, are presented only as a supplement to IMS Health’s and Quintiles’ financial statements based on GAAP. Non-GAAP financial information is provided to enhance understanding of IMS Health’s and Quintiles’ financial performance, but none of these non-GAAP financial measures are recognized terms under GAAP and non-GAAP measures should not be considered in isolation from, or as a substitute analysis for, IMS Health’s and Quintiles’ results of operations as determined in accordance with GAAP. Definitions and reconciliations of non-GAAP measures to the most directly comparable GAAP measures are provided within the schedules attached to this release. IMS Health and Quintiles use non-GAAP measures in their respective operational and financial decision making, and believe that it is useful to exclude certain items in order to focus on what they regard to be a more reliable indicator of the underlying operating performance of the business. As a result, internal management reports feature non-GAAP measures which are also used to prepare strategic plans and annual budgets and review management compensation. IMS Health and Quintiles also believe that investors may find non-GAAP financial measures useful for the same reasons, although investors are cautioned that non-GAAP financial measures are not a substitute for GAAP disclosures. Non-GAAP measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to IMS Health and Quintiles, many of which present non-GAAP measures when reporting their results. Non-GAAP measures have limitations as an analytical tool. They are not presentations made in accordance with GAAP, are not measures of financial condition or liquidity and should not be considered as an alternative to profit or loss for the period determined in accordance with GAAP or operating cash flows determined in accordance with GAAP. Non-GAAP measures are not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider such performance measures in isolation from, or as a substitute analysis for, IMS Health’s and Quintiles’ respective results of operations as determined in accordance with GAAP.

Today’s news Combined financial view

At a glance Combined financial view $7.2B 2015 Revenue2 $17.6B Market Capitalization1 $1.7B 2015 Adj. EBITDA3 $1.3B 2015 Adj. UFCF4 Transformational Merger of Equals $23.0B Enterprise Value1 As of May 2, 2016 equity market close; net debt as of March 31, 2016 Based on 2015 Quintiles service revenues and IMS Health revenue Represents FY 2015 combined Adjusted EBITDA. See Appendix for the definition of Adjusted EBITDA for IMS Health and Quintiles, and for the reconciliation of this non-GAAP financial measure to the most comparable GAAP financial measure. Represents FY 2015 combined Adjusted Unlevered Free Cash Flow (“UFCF”). See Appendix for the definition of UFCF for IMS Health and Quintiles, and for the reconciliation of this non-GAAP financial measure to the most comparable GAAP financial measure.

Complementary businesses

Best-in-class industry leaders

	QUINTILES	imshealth INTELLIGENCE APPLIED.
2015 Metrics	• Revenue: $4.3B • Adj. EBITDA / Margin[1]: $819M / 19%	• Revenue: $2.9B • Adj. EBITDA / Margin[1]: $886M / 30%
Differentiated Resources	• **>1,100 medical doctors, ~1,050 PhDs, ~850 biostatisticians & statistical programmers** • **Quintiles Infosario®** platform: **>298,000 clinical investigators**, clinical research data across **487 indications in 18 therapeutic areas** • ~6,700K **global contract sales** experts supporting commercial execution • **Employ >36,000; 100+ geographies**	• **>15 petabytes of** encrypted and secure data covering ~90 markets • **>500M anonymous patient records** • **>85%** coverage of global **pharma sales** • **270+ patents** and pending applications • **SaaS Technology Applications** Suite • **Employ >15,000; 100+ geographies**
Leading Capabilities	• Largest full service **product development services** partner and enabling technology • **Deep therapeutic,** domain, and regulatory **expertise** – 14 therapeutic centers of excellence • Global scientific observational research and **real world/late phase** • **Scientific and clinical** partner of choice for mission **critical insights**	• Gold standard in global **market measurement** in commercial operations • Information-enabled **Real World Evidence Solutions** • **Integrated information and technology** services • **Commercial technology and analytics** partner of choice for mission **critical insights**

Building on 2015 Real World Evidence Alliance

(1) See Appendix for the definition of Adjusted EBITDA for IMS Health and Quintiles, which are non-GAAP financial measures, and for the reconciliation to the most comparable GAAP financial measure.

QUINTILES
5

World-class talent

~50,000 strong employee base

IMS Health

15,000+ employees serving clients across **100+** countries

1,200+ healthcare informatics experts worldwide

7,000+ employees in commercial services

3,000+ offshore delivery employees

Quintiles

36,000+ employees serving clients across **100+** countries

1,100+ medical doctors

~1,050 PhDs

~850 biostatisticians & statistical programmers

6,700+ sales reps

900+ clinical educators

QUINTILES

6

Why merge? Client challenges Realize Greater R&D Efficiency Demonstrate Value & Measure Outcomes Maximize Commercial ROI $140B+ biopharmaceutical R&D spend per year 1 34% increase since 2010 in cost to develop new drug 2 11.3% clinical success rate (IND Filing to Approval) 2 Increasing study complexity $10M - $50M in lost product revenue for each month delay 3 $500bn annual savings through responsible use of meds 4 Pressure to address market access rejection rates - UK (NICE) 26% in primary care 42% in oncology; Germany (AMNOG) 82% 5 Gap in infrastructure to enable connected healthcare, e.g., pay-for-performance Margin pressure in commercial operations Need to variabilize fixed cost base Manage multiple stakeholders and channels through enabled sales teams 1 Deloitte 2 Tufts Center for Drug Development 3 Applied Clinical Trials Online 4 IMS Informatics Institute 5 PwC Drive Better Outcomes for Patients

Quintiles IMS Health solutions Partner to life sciences Realize Greater R&D Efficiency Demonstrate Value & Measure Outcomes Maximize Commercial ROI Smarter CRO Real World Evidence & Connected Health Technology-Enabled Commercial Operations Equipping therapeutic, scientific, and domain experts from the world’s largest CRO with industry-leading data and information Designing better trials and driving speed and precision in site identification, recruitment, and trial execution Creating a full lifecycle evidence generation partner Downstream tools, and advisory services to drive commercial uptake Evidence to build connected healthcare across stakeholders Driving higher returns on commercial investments through outsourced solutions spanning analytics to ‘feet on the street’ sales execution Linking R&D to Commercial Execution Information, technology, services

World-class clients Top 25 customers measured by 2015 revenue. Retention rates measured from 2014-2015. Largest customer measured by contribution to 2015 revenue. Med Tech & CH Small & Mid Size Pharma Generics Payer / Provider Supplier Chain Government/ non-profit IMS Health: 5,000+ clients Top 25 customers with IMS >25 years on average; 99% retention for top 1,000 customers RWE engagements in each of the top 25 biopharma companies Quintiles: Serving the 20 largest global biopharma companies in each of the last 13 years and 550 small, mid-size biopharma companies >10 sole provider relationships with mid and small-sized biopharma Helped develop or commercialize 98 of the Top 100 best-selling products of 2014 Large Pharma

Market opportunity

Estimated >$230B Market Opportunity Growing At 6-8%



Smarter CRO
~$100B
Technology Enabled Commercial Operations
~$50B
Real World Evidence & Connected Health
~$80B

Growth Drivers

Smarter CRO:

- **Need**: modernize global trial execution
- **Opportunity**: bring information and technology from design through execution of studies

Real World Evidence & Connected Health:

- **Need**: enable informed dialogue across healthcare stakeholders
- **Opportunity**: leverage data, standards and technology to generate and demonstrate evidence across healthcare stakeholders

Commercial Operations:

- **Need**: global execution partner from analytics to sales execution
- **Opportunity**: provide connected and actionable solutions with full service outsource partner

QUINTILES

10

* Former Quintiles' Integrated Health Services split between Technology Enabled Commercial and Real World Evidence & Connected Health

Summary and next steps Leader call to action Merger announced Quintiles IMS Health merger announced May 3, 2016 Manage business Integration planning will begin in coming months Stay focused on service delivery Leadership role Disciplined communications Review materials Both companies must operate separately Stay focused on customers Lead to continued growth Expected to close in second half of 2016